FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166



For the month of November 2003

                            GROHE Aktiengesellschaft
                     Hauptstrasse 137, 58675 Hemer, Germany


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F /X/   Form 40-F / /


Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes / / No /X/

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                 Yes / / No /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GROHE Aktiengesellschaft
                                                 (Registrant)


28 November 2003                         By: /s/ Peter Korfer-Schun
                                            ------------------------------------
                                         Name:   Peter Korfer-Schun
                                         Title:  Chief Executive Officer


28 November 2003                         By: /s/ Michael Grimm
                                            ------------------------------------
                                         Name:   Michael Grimm
                                         Title:  Chief Financial Officer

GROHE HOLDING GMBH, HEMER


Interim Financial Information
September 30, 2003 and 2002

GROHE HOLDING GMBH, HEMER


Interim Financial Information
September 30, 2003 and 2002


TABLE OF CONTENTS

Forward-looking Statements......................................................................................iii
Unaudited Interim Consolidated Financial Statements...............................................................1
         Unaudited Consolidated Statements of Operations..........................................................2
         Consolidated Balance Sheets..............................................................................3
         Unaudited Consolidated Statements of Changes in Shareholders' Equity.....................................5
         Unaudited Consolidated Statements of Cash Flows..........................................................7
         Notes to the Unaudited Interim Consolidated Financial Statements.........................................8
Operating and Financial Review and Prospects.....................................................................28
Quantitative and Qualitative Disclosure about Market Risk........................................................44
Calculations of Consolidated EBITDA as defined in the Indenture..................................................51

FORWARD-LOOKING STATEMENTS

THIS REPORT INCLUDES FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS REPORT, INCLUDING THE STATEMENTS UNDER THE HEADINGS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK" AND ELSEWHERE IN THIS INTERIM REPORT REGARDING OUR FINANCIAL CONDITION OR PLANS TO INCREASE REVENUES AND STATEMENTS REGARDING OTHER FUTURE EVENTS OR PROSPECTS, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "MAY", "WILL", "EXPECT", "ANTICIPATE", "BELIEVE", "FUTURE", "AIM", "CONTINUE", "HELP", "ESTIMATE", "PLAN", "INTEND", "SHOULD", "SHALL" OR THE NEGATIVE OR OTHER VARIATIONS OF THEM AS WELL AS OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACT, ARE OR MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON MANAGEMENT'S CURRENT VIEW WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE VIEWS REFLECT THE BEST JUDGMENT OF OUR EXECUTIVES BUT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PREDICTED IN OUR FORWARD-LOOKING STATEMENTS AND FROM PAST RESULTS, PERFORMANCE OR ACHIEVEMENTS. ALTHOUGH WE BELIEVE THAT THE ESTIMATES AND PROJECTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, SUCH ESTIMATES AND PROJECTIONS MAY PROVE TO BE INCORRECT, AND OUR ACTUAL RESULTS MAY DIFFER FROM THOSE DESCRIBED IN OUR FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION AND CHANGES IN RAW MATERIAL PRICES.

WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED IN THIS REPORT AND IN OUR ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2002. AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

GROHE HOLDING GMBH, HEMER


Unaudited Interim Consolidated Financial Statements
September 30, 2003 and 2002


                                                GROHE HOLDING GMBH
                                  UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                (EURO IN THOUSANDS)


                                                            Three months ended                 Nine months ended
                                                              September 30,                      September 30,
                                                              -------------                      -------------
                                             NOTE         2003             2002              2003              2002
                                             ----         ----             ----              ----              ----
Sales                                                    214,653           220,187          668,914           690,535
Cost of sales                                           (119,590)         (123,961)        (372,555)         (388,234)
                                                           -----             -----           ------            ------

Gross profit                                              95,063            96,226          296,359           302,301

Selling, general and administrative
    expenses                                             (55,864)          (56,070)        (169,547)         (172,026)
Research and development                                  (6,609)           (5,726)         (19,065)          (16,811)
Amortization of tradename                                 (4,846)           (4,831)         (14,525)          (14,502)
                                                           -----             -----           ------            ------

Operating income                                           27,744           29,599           93,222            98,962

Interest income                                              350               795            1,624             2,181
Interest expense                                         (15,031)          (17,262)         (53,997)          (52,860)
Income from equity method investees                          335               377              381               392
Financial income (loss) from derivatives       3             832            (5,035)          (9,686)           15,169
Other income and expense, net                  4            (820)              536          (14,373)           (5,265)
                                                           -----             -----           ------            ------

Income before income taxes and
    minority interests                                    13,410             9,010           17,171            58,579

Income tax expense                                        (3,990)           (4,431)         (20,457)          (25,031)
                                                           -----             -----           ------            ------
Income (loss) before minority interests                    9,420             4,579           (3,286)           33,548

Minority interests                                          (249)             (414)            (709)             (808)
                                                           -----             -----           ------            ------
Net income (loss)                                          9,171             4,165           (3,995)           32,740
                                                           =====             =====           ======            ======





         The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                                                             GROHE HOLDING GMBH
                                                        CONSOLIDATED BALANCE SHEETS
                                                            (EURO IN THOUSANDS)


                                                                               September 30,       December 31,
                                                                                    2003               2002
                                                                     NOTE       (unaudited)
                                                                    --------  -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                                     67,481             71,299
     Restricted cash                                                               17,170             31,274

     Accounts receivable
       Trade accounts receivable less allowance for
           doubtful accounts of (euro) 6,732 and (euro) 6,455
           at September 30, 2003 and December 31, 2002,
           respectively                                                           174,529            143,203
       Due from equity method investees                                             2,572              1,810
                                                                              -----------------  -----------------
                                                                                  177,101            145,013
                                                                              -----------------  -----------------

     Inventories                                                       5          116,256            108,195
     Deferred income taxes                                                          7,995              5,146
     Prepaid expenses                                                               2,954              1,498
     Other current assets                                                          34,540             33,050

                                                                              -----------------  -----------------

         Total current assets                                                     423,497            395,475

                                                                              -----------------  -----------------


     Investments in equity method investees                                         1,120              1,510
     Deferred income taxes                                                          1,539              1,329
     Other noncurrent assets                                                       24,463             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                                      125,961            129,162
       Equipment and machinery, net                                                27,879             28,309
       Other factory and office equipment, net                                     42,812             48,274
       Advances and construction in process                                        11,282             13,261
                                                                              -----------------  -----------------
                                                                                  207,934            219,006
                                                                              -----------------  -----------------


     Intangible assets                                                 6
       Tradename, net                                                             212,799            226,817
       Software and other intangible assets, net                                   13,880             11,226
       Intangible pension asset                                                       183                202
                                                                              -----------------  -----------------
                                                                                  226,862            238,245
                                                                              -----------------  -----------------

     Goodwill, net                                                     7          442,874            445,011

                                                                              -----------------  -----------------

         Total assets                                                           1,328,289          1,322,897

                                                                              =================  =================


         The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                                                             GROHE HOLDING GMBH
                                                   CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                                            (EURO IN THOUSANDS)


                                                                             September 30,       December 31,
                                                                                  2003              2002
                                                                   NOTE       (unaudited)
                                                                 ---------  -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                  8             28,951              73,184
     Current maturities of capital leases                                            370                 656
     Short-term debt to banks                                                      2,770               4,054

     Trade accounts payable                                                       17,329              34,599
     Current tax liabilities                                                      14,827              16,780
     Other accrued expenses and current liabilities                 9            167,190             142,910

                                                                            -----------------  ------------------

       Total current liabilities                                                 231,437             272,183

                                                                            -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                        8            513,667             279,954
     Long-term debt to related parties                              8             52,787             133,148
     Long-term debt to shareholders                                 8             15,677              39,526
     Bonds payable                                                               200,000             200,000
     Capital leases                                                                  274                 518
     Pension and similar obligations                                             159,224             152,400
     Other accrued expenses and noncurrent liabilities                            17,236              16,435
     Deferred income taxes                                                        36,132              75,297
                                                                            -----------------  ------------------

       Total noncurrent liabilities                                              994,997             897,278

                                                                            -----------------  ------------------

   Commitments and contingencies                                    10

   Minority interests in consolidated subsidiaries                                 1,938               2,068

   Shareholders' equity
     Share capital                                                                51,374              51,374
     Additional paid in capital, net of subscription
        receivable of(euro)283 at September 30, 2003
        and December 31, 2002, respectively                                      117,173             163,204
     Deferred compensation                                                        (1,201)             (1,788)
     Accumulated deficit                                                         (61,505)            (57,510)
     Accumulated other comprehensive loss                                         (5,924)             (3,912)
                                                                            -----------------  ------------------

       Total shareholders' equity                                                 99,917             151,368

                                                                            -----------------  ------------------

         Total liabilities and shareholders' equity                            1,328,289           1,322,897

                                                                            =================  ==================





     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                                                              GROHE HOLDING GMBH
                                      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                             (EURO IN THOUSANDS)


                                                                                       Accumulated other
                                                                                      comprehensive loss
                                                                                 ------------------------------
                                                                                        Foreign    Deferred
                                                     Additional  Deferred              currency     gain      Minimum     Total
                                              Share   paid in    compen- Accumulated  translation  on hedge  pension  shareholders'
                                      NOTE   capital  capital    sation   deficit     adjustment  contracts  liability    equity
                                      ----   -------  -------    ------   -------     ----------  ---------  ---------    ------
Balance at December 31, 2002                 51,374   163,204    (1,788) (57,510)      (3,429)        0         (483)   151,368
       Partial repayment of
         long-term debt to
         related parties and          8               (46,031)                                                          (46,031)
         shareholders
       Amortization of deferred                                     489                                                     489
          compensation
       Comprehensive income (loss):
          Net loss                                                       (13,166)                                       (13,166)
          Foreign currency                                                            (7,359)                            (7,359)
            translation adjustment
          Cash flow hedges                                                                        5,180                   5,180
          Minimum pension liability
            adjustment                                                                                            16         16
                                                                                                                        ---------
            Total comprehensive loss                                                                                    (15,329)

                                             -------  -------    ------   -------     ----------  ---------  ---------   -------

Balance at June 30, 2003                     51,374   117,173   (1,299)  (70,676)      (10,788)   5,180         (467)    90,497
                                             -------  -------    ------   -------     ----------  ---------  ---------   -------

       Amortization of deferred
          compensation                                              98                                                       98
       Comprehensive income (loss):
          Net income                                                       9,171                                          9,171
          Foreign currency translation
             adjustment                                                                   (643)                            (643)
          Cash flow hedges                                                                          790                     790
          Minimum pension liability
             adjustment                                                                                            4          4
                                                                                                                         -------
             Total comprehensive income                                                                                   9,322

                                             -------  -------    ------   -------     ----------  ---------  ---------   -------

Balance at September 30, 2003                51,374   117,173   (1,201)   (61,505)     (11,431)   5,970         (463)    99,917
                                             ======   =======   ======    =======      =======    =======    ========    ======







     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                                                             GROHE HOLDING GMBH
                                 UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
                                                            (EURO IN THOUSANDS)


                                                                   Accumulated other
                                                                     comprehensive
                                                                        income
                                                                  --------------------
                                                                       Foreign
                                               Additional             currency    Minimum     Total
                                       Share   paid in  Accumulated  translation  pension  shareholders'
                                      capital  capital   deficit     adjustment  liability   equity
                                      -------  -------   -------     ----------  ---------   ------
Balance at December 31, 2001          51,003   158,472  (81,061)      11,579      (225)       139,768
                                      ------   -------  -------         -----     ----        -------


       Comprehensive income (loss):
          Net income                                     28,575                                28,575
          Foreign currency
            translation adjustment                                    (9,670)                  (9,670)
          Minimum pension liability
            adjustment                                                              13             13
                                                                                             ---------
                 Total comprehensive
                   income                                                                      18,918

                                      ------   -------  -------         -----     ----        -------


Balance at June 30, 2002              51,003   158,472  (52,486)        1,909     (212)       158,686
                                      ------   -------  -------         -----     ----        -------

       Capital increase                   371   1,163                                           1,534
       Noncash capital increase                 1,455                                           1,455
       Comprehensive income (loss):
          Net income                                      4,165                                 4,165
          Foreign currency
            translation adjustment                                       (16)                     (16)
          Minimum pension liability
            adjustment                                                              (1)            (1)
                                                                                              -------
                 Total comprehensive
                   income                                                                       4,148

                                      ------   -------  -------         -----     ----        -------


Balance at September 30, 2002         51,374   161,090  (48,321)        1,893     (213)       165,823
                                      ======   =======  =======         =====     ====        =======




     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


                                                          GROHE HOLDING GMBH
                                           UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         (EURO IN THOUSANDS)


                                                                          Nine months ended September 30,
                                                                          --------------------------------
                                                                   NOTE        2003             2002
                                                                  ------- ---------------  ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                           (3,995)          32,740
   Minority interests in income of subsidiaries                                   709              808
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities
         Depreciation of fixed assets                                          26,339           35,945
         Amortization of tradename                                             14,525           14,502
         Amortization of software and other intangibles                         3,225            2,974
         Deferred income taxes                                                 (4,827)         (1,484)
         Income from equity method investees                                     (381)            (392)
         Noncash compensation                                                     587            1,455
         Loss (gain) from disposal of long-lived assets, net                       30             (236)
         Loss on sale of property and equipment to related party                    0              530
         Expenses related to the refinancing of loans from related
            parties and shareholders                                           14,838                0
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties                              8,658           13,357
            Derivative financial instruments                                   13,511          (12,110)
            Accounts receivable                                               (34,046)         (24,657)
            Inventories                                                       (10,019)         (1,842)
            Prepaid expenses and other assets                                  11,438            5,627
            Accounts payable                                                  (17,270)          (8,922)
            Pension and similar obligations                                     7,072            6,488
            Other accrued expenses and liabilities                             16,698           30,624
                                                                          ---------------  ---------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                   47,092           95,407
                                                                          ---------------  ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment                           (16,658)         (15,840)
         Proceeds from sale of property, plant and equipment                      427            1,446
         Proceeds from sale of property, plant and equipment
           to related parties                                                       0            1,960
         Purchases of intangible assets                                        (6,419)          (3,299)
         Purchases of shares from minorities                                   (2,886)            (203)
         Dividends received from equity method investees                          771              398
                                                                          ---------------  ---------------
  NET CASH USED FOR INVESTING ACTIVITIES                                      (24,765)         (15,538)
                                                                          ---------------  ---------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Decrease in restricted cash                                           14,104              424
         Decrease in short-term debt to banks                                  (1,178)               0
         Proceeds from issuance of long-term debt to banks          8         550,000                0
         Payments on long-term debt to related parties and
             shareholders                                           8        (200,000)               0
         Principal payments on long-term debt to banks              8        (360,935)         (36,634)
         Refinancing charges                                        8         (28,784)               0
         Proceeds from issuance of shares                                           0            1,534
         Other                                                                    897               (8)
                                                                          ---------------  ---------------
   NET CASH USED FOR FINANCING ACTIVITIES                                     (25,896)         (34,684)
                                                                          ---------------  ---------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                                       (249)            (654)
                                                                          ---------------  ---------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (3,818)          44,531

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                                   71,299           50,277
                                                                          ---------------  ---------------
      AT END OF PERIOD                                                         67,481           94,808
                                                                          ===============  ===============

   Supplemental disclosure of cash flow information
      Interest paid                                                            31,827           34,581
      Income taxes paid, net                                                   24,107           13,794
      Other payments to related parties                                         2,277              770



     The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


NOTE 1. BASIS OF PRESENTATION

Grohe Holding GmbH ('GROHE', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

GROHE and its subsidiaries form a group of companies ('GROHE Group') engaged in the design, manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the annual report for fiscal year 2002. Sales and operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Except as described in the following notes, the same accounting principles and valuation methods have been applied for the unaudited interim consolidated financial statements compared to the audited consolidated financial statements referred to above.



NOTE 2. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. GROHE adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on GROHE's financial statements.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 is on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs are recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company's financial statements. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been adopted by the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. GROHE applies APB No. 25 that uses an intrinsic value based approach to measure compensation expense but applies the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51". FIN No. 46 addresses the consolidation of certain entities (variable

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


interest entities) where the usual conditions for consolidation, such as control or majority voting interest, do not apply. Variable interest entities have commonly been referred to as special purpose entities. FIN 46 is effective for all variable interest entities created after January 31, 2003 and for the first fiscal year or interim period beginning after December 15, 2003 for variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not anticipated to have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


be effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.


NOTE 3. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are recorded in the consolidated balance sheet at fair value. Changes in the value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction.

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. GROHE uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flows. Interest rate derivatives are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Interest rate derivatives are marked to market and any resulting gain or loss is recognized in financial income from derivatives in the consolidated statements of operations.

GROHE receives cash flows from sales and related accounts receivables denominated in foreign currencies. To mitigate the risks of foreign currency exchange rate fluctuations on these cash flows GROHE uses foreign currency forward contracts to sell received foreign currency amounts at a fixed euro to foreign currency exchange rate. This hedging policy has been established to enable management to plan future euro cash flows from sales and accounts receivables. Principal currencies hedged are US dollar, British pound, Japanese yen and Canadian dollar. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered into by the Company may exceed this twelve months period by the expected collection period for the related accounts receivables. Depending upon the development of foreign currency exchange rates the Company may change this hedging policy in the future.

Prior to January 1, 2003 the Company did not designate its foreign currency forward contracts as accounting hedges of specific assets, liabilities or forecasted sales transactions. Accordingly all gains and losses from changes in fair market value of these contracts were directly included in financial income from derivatives in the consolidated statements of operations. On January 1, 2003 the Company changed its designation for foreign currency derivative instruments used to hedge the foreign currency exposure on cash flows from expected sales and the related accounts receivables. Accordingly, these contracts were designated as accounting hedges in accordance with SFAS No. 133 as of January 1, 2003 or as of the date of inception if entered into after January 1, 2003. The effective portion of gains and losses on these derivative instruments is reported as a component of other comprehensive income, net of tax, and reclassified to earnings in the same period in which the hedged forecasted transaction affects earnings. Amounts reclassified from other comprehensive income to earnings are included in the same financial statements line items as the hedged transactions in the consolidated statements of operations. Any ineffective portion of gains and losses on a derivative designated as a cash flow hedge is included in other income and expense, net, when the ineffectiveness occurs. In the nine months ended September 30, 2003 the ineffectiveness was immaterial. Amounts reclassified from other comprehensive

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED



income to earnings, net of tax, amounted to (euro) 2,465 and (euro) 5,132 in the three and nine months ended September 30, 2003, respectively. The Company expects that an amount (euro) 5,634 of deferred currency gains, net of tax, included in other comprehensive income as of September 30, 2003 will be reclassified to income within the next twelve months.

Contracts existing at January 1, 2003 to economically hedge existing accounts receivables as of that date were not designated as accounting hedges. In future periods, GROHE may enter into foreign currency derivative contracts to hedge foreign currency accounts receivables or payables without designating these contracts as accounting hedges. Beginning January 1, 2003, gains and losses on foreign currency forwards not specifically designated as accounting hedges are included in other income (expense), net, in the consolidated statements of operations.

As of September 30, 2003 the maximum remaining maturity of foreign currency contracts was 18 months. GROHE does not enter into any derivative contracts for trading or speculative purposes.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


NOTE 4. OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:


                                             Three months ended September      Nine months ended September
                                                         30,                               30,

                                             ----------------------------      ---------------------------
                                                 2003            2002             2003            2002
                                                 ----            ----             ----            ----
                                             ----------------------------      ---------------------------
Expenses related to the refinancing
   of loans from related parties
   and shareholders (NOTE 8)                      (153)              0          (14,838)              0
Foreign currency gains (losses), net              (436)            529              830          (5,162)
Miscellaneous                                     (231)              7             (365)           (103)
                                                  ----             ---             ----            ----

                                                  (820)            536          (14,373)         (5,265)
                                                  ----             ---          -------          ------

In the three and nine months ended September 30, 2003 net currency gains and losses include a net gain from foreign currency forward contracts of (euro) 1,280 and (euro) 4,880, respectively. Prior to January 1, 2003 the Company included all gains and losses from currency derivatives in financial income from derivatives as these instruments were generally not designated as accounting hedges.



NOTE 5. INVENTORIES

Inventories at September 30, 2003 and December 31, 2002 were comprised as follows:


                                                     September 30,     December 31,
                                                          2003             2002
                                                     -------------     ------------

Raw materials and supplies                                26,206           27,581
Work in process                                           34,961           24,439
Finished goods and goods purchased for resale             55,089           56,175
---------------------------------------------             ------           ------
                                                         116,256          108,195
                                                         -------          -------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


NOTE 6. INTANGIBLE ASSETS


Intangible assets comprise of:

                                                                  September 30,     December 31,
                                                                      2003              2002
                                                                  -------------     ------------
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
      Tradename                                                       290,776           290,269
      Software                                                         23,388            18,501
------------------------------------------                            -------           -------
                                                                      314,164           308,770
------------------------------------------                            -------           -------

   ACCUMULATED AMORTIZATION

      Tradename                                                        77,977            63,452
      Software                                                          9,508             7,275
------------------------------------------                            -------           -------
                                                                       87,485            70,727
------------------------------------------                            -------           -------

   CARRYING AMOUNT
      Tradename                                                       212,799           226,817
      Software                                                         13,880            11,226
------------------------------------------                            -------           -------
                                                                      226,679           238,043
------------------------------------------                            -------           -------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Intangible pension asset                                               183               202


------------------------------------------                            -------           -------
TOTAL CARRYING AMOUNT OF INTANGIBLE ASSETS                            226,862           238,245
------------------------------------------                            -------           -------


Additions relating to software amounted to (euro) 1,917 and (euro) 6,419 in the three and nine months ended September 30, 2003, respectively. Additions relating to tradename amounted to (euro) 0 and (euro) 507 in the three and nine months ended September 30, 2003. Software is amortized over 3 to 5 years and tradename is amortized over 15 years. Amortization expense for tradename and software amounted to (euro) 5,967 and (euro) 17,750 in the three and nine months ended September 30, 2003, respectively.

As of September 30, 2003, estimated amortization expense for other intangible assets is as follows: (euro) 5,917 for the remainder of 2003, (euro) 24,136 in 2004, (euro) 22,967 in 2005, (euro) 22,744 in 2006, (euro) 22,254 in 2007, and
(euro) 19,385 in 2008.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED

NOTE 7. GOODWILL

The carrying amount of goodwill changed as follows:

                                              Germany and        European          Overseas
                                            direct exports     subsidiaries      subsidiaries          Total

-------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                   338,833          57,667            48,511           445,011
-------------------------------------------------------------------------------------------------------------------
   Effects of foreign currency
       exchange rate changes                            0             (47)           (3,668)           (3,715)
   Acquisitions                                     1,578               0                 0             1,578
-------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2003                  340,411          57,620            44,843           442,874
-------------------------------------------------------------------------------------------------------------------

Effective January 1, 2003 GROHE acquired the minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of (euro) 2,208. In connection with this acquisition GROHE recorded additional goodwill of (euro) 1,578.



NOTE 8. REFINANCING TRANSACTIONS

NEW SENIOR CREDIT FACILITY
In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to (euro) 550,000, and the new revolving facility, in an aggregate amount of up to (euro) 50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one lump-sum payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility
B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. Interest on outstanding amounts under the revolving credit facility is EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin. In March 2003 the Company borrowed (euro) 180,000 under facility A1 and (euro) 150,000 under facility A2. GROHE used these proceeds of (euro) 330,000 and existing cash to repay amounts outstanding under the old senior credit facilities of (euro) 335,416. In April 2003 the Company borrowed additional (euro) 120,000 under facility A2 and (euro) 100,000 under facility B. GROHE used these proceeds of
(euro) 220,000 to repay (euro) 200,000 of long-term debt to related parties and shareholders and to pay expenses related to the refinancing transactions. As of September 30, 2003, (euro) 180,000 were outstanding under facility A1, (euro) 250,000 under facility A2 and (euro) 100,000 under facility B.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility. As of September 30, 2003 no amounts were outstanding under the revolving facility.

DEBT ISSUANCE COST
Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. As the old senior credit facility was repaid in full at March 31, 2003, unamortized debt issuance costs of (euro) 6,302 related to this credit facility were amortized to interest expense as of that date. Capitalized debt issuance cost related to the new senior credit facility, net of amounts already amortized to interest expense, amounted to (euro) 12,664 as of September 30, 2003.


SECURITIZATION
The new senior credit facilities A1, A2 and B, and the revolving facility are secured by the following:

o pledge by Grohe Beteiligungs GmbH & Co. KG of the shares in Grohe Geschaftsfuhrungs AG with a carrying value of(euro)55;
o pledge by Grohe Beteiligungs GmbH & Co. KG of its partnership interest in Grohe Water Technology AG & Co. KG with a carrying value of(euro)674,542;
o pledge by Grohe Beteiligungs GmbH & Co. KG of its escrow account of(euro)17,170; and
o a bank account pledge by Grohe Beteiligungs GmbH & Co. KG relating to the Grohe Beteiligungs Mandatory Prepayment Account. No deposits were made to this account as of September 30, 2003.

The revolving facility and the new senior credit facility A1, which is owed by Grohe Water Technology AG & Co. KG, are also secured by the following:

o pledge by Grohe Water Technology AG & Co. KG of the shares or partnership interests, as the case may be, in Grohe Deutschland Vertriebs GmbH with a carrying value of (euro) 31,823, Grohe Verwaltungsgesellschaft mbH with a carrying value of (euro) 132, Grohe International GmbH with a carrying value of (euro) 147,587, Schmole GmbH & Co. KG with a carrying value of
     (euro) 2,892, H.D. Eichelberg & Co. GmbH with a carrying value of (euro) 1,485, and, together with Grohe Verwaltungsgesellschaft mbH, DAL GmbH & Co. KG with a carrying value of (euro) 161,436;
o pledge by Grohe Geschaftsfuhrungs AG of their partnership interests in Grohe Water Technology AG & Co. KG with a carrying value of(euro)25;

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


o a bank account pledge by Grohe Water Technology AG & Co. KG relating to the Grohe Water Technology AG & Co. KG Mandatory Prepayment Account. No deposits were made to this account as of September 30, 2003;
o account assignment by way of security of receivables (including intercompany loans) by Grohe Water Technology AG & Co. KG and Grohe Deutschland Vertriebs GmbH amounting to(euro) 225,731;
o assignment by way of security of intercompany loans by Grohe International GmbH and DAL GmbH & Co. KG amounting to(euro)7,335;
o transfer by way of security of fixed and current assets by Grohe Water Technology AG & Co. KG amounting to(euro)124,388;
o    assignment or pledges of the Grohe brands amounting to(euro)212,799;
o security over the shares in Grohe Nederland B.V. with a carrying value of(euro)12,787;
o security over the shares in Grohe America Inc. with a carrying value of(euro)51,133;
o security over the shares in Grohe Gesellschaft mbH, Wien with a carrying value of(euro)4,541;
o security over the shares in Grohe S.A.R.L. (France) with a carrying value of(euro)15,173;
o security over the shares in Grohe SpA (Italy) with a carrying value of(euro)12,234;
o security over the shares in Grohe N.V. (Belgium) with a carrying value of(euro)12,118; and
o mortgages on properties of Grohe Water Technology AG & Co. KG and domestic subsidiaries of Grohe Water Technology AG & Co. KG with a carrying value of(euro)96,576.

All values of pledged assets as stated above are as of September 30, 2003.


COVENANTS
The new senior credit facility contains customary operating and financial covenants, based on financial data produced under the accounting principles generally accepted in Germany, including, without limitation:

o requirement to maintain minimum ratios of consolidated operating cash flow to net debt service, each as defined in the new senior credit facility;
o the requirement to maintain minimum ratios of EBITDA to consolidated net finance charges, each as defined in the new senior credit facility;
o the requirement to remain under maximum ratios of total net senior debt to EBITDA, each as defined in the new senior credit facility; and
o the requirement to remain under maximum ratios of total net debt to EBITDA, each as defined in the new senior credit facility.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


In addition, the new senior credit facility includes covenants relating to limitations on

o    sales and other disposals;
o    indebtedness;
o    acquisitions;
o    investments; and
o    hedging.



CONTINGENT PRINCIPAL PAYMENTS ON THE SENIOR FACILITIES
The new senior credit facility requires, among other things, the following to be used to make partial prepayments:

o certain portions from operating excess cash flow, as defined in the senior credit facility, of Grohe Water Technology AG & Co. KG and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of total net debt to EBITDA, each as defined in the new senior facility, falls below 2.5 to 1.0;
o any amount received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claims, in each case within 18 months;
o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and
o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualified public offering.


INTEREST RATE RISK
GROHE entered into interest rate swap, cap and collar agreements to economically hedge the interest rate risk associated with amounts outstanding under the senior facility. The volume of the effective interest rate derivatives matches approximately the amounts outstanding under the senior facilities and will decrease with the amortization of the related senior debt until the last interest rate derivatives mature in July 2008. At September 30, 2003 the notional amount of interest rate derivatives was (euro) 514,957.


PARTIAL REPAYMENT OF SHAREHOLDER LOANS
On April 4, 2003 the Company repaid (euro) 45,069 of interest accrued at the contractual rate of 5% and principal amounting to (euro) 154,931 on the loans from related parties and shareholders.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market rate at inception of the loans, interest had been imputed at a rate of 11.5% for accounting purposes. The difference between the net present value of the loans at inception and the cash amount received from shareholders and related parties was credited to additional paid in capital and deferred taxes at inception of the loans. As of the date of the repayment the total amount accrued for loans from related parties and shareholders including accrued interest amounted to (euro) 177,735. The partial repayment of the loans from related parties and shareholders had to be accounted for as a capital transaction. Accordingly, the Company made a cash payment of (euro) 200,000 to related parties and shareholders and derecognized (euro) 112,868 of the accrued long-term debt to related parties and shareholders. The difference of (euro) 87,132 between the cash payment and the derecognized debt has been debited to additional paid in capital in the amount of (euro) 46,031, income tax expense in the amount of (euro) 7,816 and deferred taxes in the amount of (euro) 33,285.

Unamortized debt issuance cost in the amount of (euro) 444 related to the refinanced portion of the loans from related parties and shareholders were charged to interest expense as of the repayment date.

The loans from related parties and shareholders are subordinated to GROHE's 11.5% senior notes (also referred to as bonds in the financial statements). The repayment of the loans from related parties and shareholders required the consent of the bondholders. This consent was obtained in March 2003. With the funding of the new senior credit facilities to partially repay the loans from related parties and shareholders in April 2003, the consenting bondholders became entitled to receive a fee of 7.25% of the nominal value of the bonds. The aggregate fee amounted to (euro) 12,933. The consent fee and any other expenses related to the consent solicitation process were included in other expense in the consolidated statements of operations as incurred.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED



NOTE 9: OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities include accruals for product warranties. GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

----------------------------------------------------------------------
Balance at January 1, 2003                                 9,494
----------------------------------------------------------------------
Foreign currency changes                                     (25)
Utilizations                                              (5,180)
Additions for warranties issued in 2003                    5,393
----------------------------------------------------------------------
Balance at September 30, 2003                              9,682
----------------------------------------------------------------------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED



NOTE 10. COMMITMENTS AND CONTINGENCIES


LITIGATION
As a holding company with no business operations of its own, Grohe Holding GmbH conducts its business operations mainly through its subsidiary Grohe Water Technology AG & Co. KG ("Grohe Water Technology"), formerly named Friedrich Grohe AG & Co. KG. In March 2000 this subsidiary was converted from a stock corporation (Friedrich Grohe AG) into a limited partnership. This conversion and certain resolutions of shareholders' meetings of Friedrich Grohe AG and Grohe Water Technology, respectively, have been challenged by a number of minority shareholders.

Some minority shareholders have requested that the entry in the commercial register of the conversion of Friedrich Grohe AG from a stock corporation into a limited partnership be revoked. The Upper Regional Court (Oberlandesgericht) of Hamm refused this request, and, under German rules of procedure, the court's decision is final. However, three of the minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, the Company believes that the likelihood of these claims prevailing is remote.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court. If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario the Company considers to be remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


     maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Grohe Water Technology could then try to force them to do so through legal actions. On the other hand, the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Grohe Water Technology.

o A court could require that Grohe Water Technology and/or the majority shareholder undertakes steps to convert Grohe Water Technology back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Minority shareholders who opposed the shareholder resolution to convert Friedrich Grohe AG into a limited partnership were entitled to receive an offer to buy their shares for cash. Some minority shareholders are having the amount of the cash settlement offer of (euro) 330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to the 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG from a stock corporation into a limited partnership. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Grohe Water Technology financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from Grohe Water Technology for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Grohe Water Technology. However, we consider the claimant's chance of success to be remote.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results of the Company. Legal costs are expensed as incurred.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED

ENVIRONMENTAL MATTERS
In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. Subsequent to the environmental assessments in 2000, GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues where deemed necessary by the environmental consultants. As a result, as of September 30, 2003, at two sites, the Company had reduced the contamination to the extent required. In addition, GROHE sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against the Company with respect to this site. At the remaining three sites, GROHE is continuing to conduct further investigation or remediation activities as appropriate. The Company believes that the remediation activities already undertaken significantly reduced identified environmental risks. However, the Company is not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond the Company's control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable. Probable remediation costs provided for in the financial statements amount to (euro) 100 at September 30, 2003 and December 31, 2002, respectively.

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


NOTE 11. SHARE-BASED COMPENSATION
The Company follows APB No. 25 "Accounting for Stock Issued to Employees" and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income on a pro forma basis would have been as follows:


                                                       Three months ended September    Nine months ended September
                                                                    30,                            30,
                                                       ------------------------------ ------------------------------
                                                            2003           2002            2003           2002
------------------------------                             -----          -----          -------        ------
Net income (loss), as reported                             9,171          4,165          (3,995)        32,740
------------------------------                             -----          -----          -------        ------
Add: Share-based compensation expense included
    in reported net income (loss)                             98          1,455             587          1,455
Deduct: Total share-based compensation expense
    determined under fair value method                      (113)        (1,573)           (648)        (1,573)
------------------------------                             -----          -----          -------        ------
Pro forma net income (loss)                                 9,156         4,047          (4,056)        32,622
------------------------------                             -----          -----          -------        ------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


NOTE 12. BUSINESS SEGMENTS
Segmental information for the three months ended September 30, 2003 is as follows:


                          Germany                                              Elimination
                            and                                                  of inter-
  Three months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2003      exports    subsidiaries  subsidiaries      Level     transactions   adjustments      Group
  ------------------      -------    ------------  ------------      -----     ------------   -----------      -----

                       million euro  million euro  million euro   million euro  million euro  million euro   million euro
                       ------------  ------------  ------------   ------------  ------------  ------------   ------------
Sales

    To third parties         92.2          81.8          41.8          0.0           0.0          (1.2)         214.6

    To other segments        91.1          14.9           0.2          0.0        (106.2)          0.0            0.0

EBIT                         32.5           9.7           5.6        (17.5)        (12.3)         10.1           28.1
----                         ----           ---           ---        ------        ------         ----           ----



Segmental information for the three months ended September 30, 2002 is as follows:


                          Germany                                              Elimination
                            and                                                  of inter-
  Three months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2002      exports    subsidiaries  subsidiaries      Level     transactions   adjustments      Group
  ------------------      -------    ------------  ------------      -----     ------------   -----------      -----

                       million euro  million euro  million euro   million euro  million euro  million euro   million euro
                       ------------  ------------  ------------   ------------  ------------  ------------   ------------
Sales

    To third parties         93.0          84.5          44.3          0.0           0.0          (1.6)         220.2

    To other segments        97.4          10.8           1.9          0.0        (110.1)          0.0            0.0

EBIT                         34.7           7.3           8.0        (18.9)         (8.8)          3.2           25.5
----                         ----           ---           ---        ------        ------         ----           ----


Segmental information for the nine months ended September 30, 2003 is as follows:

                          Germany                                              Elimination
                            and                                                  of inter-
   Nine months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2003      exports    subsidiaries  subsidiaries      Level     transactions   adjustments      Group
  ------------------      -------    ------------  ------------      -----     ------------   -----------      -----

                       million euro  million euro  million euro   million euro  million euro  million euro   million euro
                       ------------  ------------  ------------   ------------  ------------  ------------   ------------
Sales

    To third parties        260.4         291.0         121.2          0.0           0.0          (3.7)         668.9

    To other segments       303.8          46.4           1.7          0.0        (351.9)          0.0            0.0

EBIT                         94.6          35.6          16.8        (76.8)        (28.1)         27.4           69.5
----                         ----           ---           ---        ------        ------         ----           ----


Segmental information for the nine months ended September 30, 2002 is as follows:


                          Germany                                              Elimination
                            and                                                  of inter-
  Nine  months ended      direct       European      Overseas       Holding       segment       US GAAP        GROHE
  September 30, 2002      exports    subsidiaries  subsidiaries      Level     transactions   adjustments      Group
  ------------------      -------    ------------  ------------      -----     ------------   -----------      -----

                       million euro  million euro  million euro   million euro  million euro  million euro   million euro
                       ------------  ------------  ------------   ------------  ------------  ------------   ------------
Sales

    To third parties        267.9         287.3         136.8           0.0          0.0          (1.5)         690.5

    To other segments       308.9          29.3           4.1           0.0       (342.3)          0.0            0.0

EBIT                        102.9          22.2          20.9        (63.0)        (16.2)         42.5          109.3
----                         ----          ----           ---        ------        ------         ----          -----

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income before income taxes and minority interests is as follows:


                                                 Three months ended             Nine months ended
                                                   September 30,                  September 30,
                                            ------------------------------ -------------------------------
                                                 2003          2002             2003            2002
      ------------------------                  ------        ------           ------          ------
Earnings before interest and income taxes
      according to German GAAP                  18,021        22,358           42,081          66,800
      ------------------------                  ------        ------           ------          ------

Adjustments from German GAAP to US GAAP
      Debt issuance cost                           685           671           13,137           1,928
      Business combinations                     11,945        11,916           35,825          35,740
      Derivative financial instruments          (2,042)       (8,276)         (17,800)          6,891
      Cost of computer software and other
           intangible assets                       (15)         (144)            (266)           (426)
      Provisions and contingencies                 567            22               70              95
      Special reserves under German GAAP          (135)         (211)            (430)           (694)
      Employee pension costs and liabilities      (865)          529           (2,575)            205
      Other                                        (70)       (1,388)            (498)         (1,281)
      ------------------------                  ------        ------           ------          ------
Earnings before interest and income taxes
and minority interests according to US GAAP
                                                28,091        25,477           69,544         109,258
      ------------------------                  ------        ------           ------          ------
Interest income (expense), net (US GAAP)       (14,681)      (16,467)         (52,373)        (50,679)
      ------------------------                  ------        ------           ------          ------
Income before income taxes and
      minority interests according to US GAAP   13,410         9,010           17,171          58,579
      ------------------------                  ------        ------           ------          ------

                               GROHE HOLDING GMBH
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED


Revenues from external customers for each group of similar products according to US GAAP are as follows:


                                             Three months ended September 30,   Nine months ended September 30,
                                             --------------------------------- --------------------------------
                                                  2003             2002            2003             2002
                                                  ----             ----            ----             ----
GROHE Designer Fittings & Accessories             20,448           20,159          60,506           59,764
GROHE Bathroom and Special Fittings               90,578           94,300         289,345          296,932
GROHE Sanitary Systems                            22,980           21,888          66,318           69,356
GROHE Showers & Shower Systems                    35,199           35,163         108,189          110,142
GROHE Kitchen Fittings                            26,236           27,116          82,182           83,844
Other                                             19,212           21,561          62,374           70,497
-------------------------------------             ------           ------          ------           ------
                                                 214,653          220,187         668,914          690,535

-------------------------------------             ------           ------          ------           ------


Sales by geographical markets are as follows:

                                             Three months ended September 30,  Nine months ended September 30,
                                             -------------------------------- ---------------------------------
                                                  2003             2002            2003             2002
                                                  ----             ----            ----             ----
Germany                                           54,359           58,411         163,859          178,049
Europe without Germany                           100,422          101,192         342,793          334,181
Overseas                                          59,872           60,584         162,262          178,305
-------------------------------------             ------           ------          ------           ------
                                                 214,653          220,187         668,914          690,535
-------------------------------------             ------           ------          ------           ------



NOTE 13. SUBSEQUENT EVENTS
In accordance with a shareholders' resolution, Grohe Holding GmbH has been converted from a limited liability company into a stock corporation, effective October 6, 2003. At the same time the Company has been renamed into GROHE Aktiengesellschaft. The conversion from a limited liability company to a stock corporation does not have an impact on the financial position of the Company.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002, WHICH WERE PREPARED IN ACCORDANCE WITH US GAAP.

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. THE DISCUSSION AND ANALYSIS BELOW CONTAINS FORWARD-LOOKING STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE. ALL FORWARD LOOKING-STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET OUT ON PAGE iii "FORWARD-LOOKING STATEMENTS".


ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



OPERATING RESULTS


The following table sets out certain information with respect to our net income in thousands of euro:


                                                          Three months ended                  Nine months ended
                                                              September 30,                      September 30,
                                                       -------------------------         ---------------------------

                                                         2003             2002             2003              2002
                                                       --------         --------         --------          --------
Sales                                                   214,653          220,187          668,914           690,535
Cost of sales                                          (119,590)        (123,961)        (372,555)         (388,234)
                                                       --------         --------         --------          --------
Gross profit                                             95,063           96,226          296,359           302,301

                                                       --------         --------         --------          --------
Selling, general and administrative expenses            (55,864)         (56,070)        (169,547)         (172,026)
Research and development expenses                        (6,609)          (5,726)         (19,065)          (16,811)
Amortization of tradename                                (4,846)          (4,831)         (14,525)          (14,502)

                                                       --------         --------         --------          --------
Operating income                                         27,744           29,599           93,222            98,962

                                                       --------         --------         --------          --------
Interest income (expense), net                          (14,681)         (16,467)         (52,373)          (50,679)
Income from equity method investees                         335              377              381               392
Financial income (loss) from derivatives                    832           (5,035)          (9,686)           15,169
Other income (expense), net                                (820)             536          (14,373)           (5,265)

                                                       --------         --------         --------          --------
Income before income taxes
    and minority interests                               13,410            9,010           17,171            58,579
Income tax expense                                       (3,990)          (4,431)         (20,457)          (25,031)
                                                        --------         --------         --------          --------
Income (loss) before minority interests                   9,420            4,579           (3,286)           33,548
Minority interests                                         (249)            (414)            (709)             (808)

                                                       --------         --------         --------          --------

Net income (loss)                                         9,171            4,165           (3,995)           32,740
                                                        =======          =======         ========          ========

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



The following table sets out certain information with respect to our net income as a percentage of sales:

                                                          Three months ended                  Nine months ended
                                                              September 30,                      September 30,
                                                       ---------------------------         --------------------------
                                                          2003             2002             2003              2002
                                                          ----             ----             ----              ----

Sales                                                     100.0%           100.0%           100.0%            100.0%
Cost of sales                                             (55.7%)          (56.3%)          (55.7%)           (56.2%)
                                                          -----            -----            -----             -----
Gross profit                                               44.3%            43.7%            44.3%             43.8%
                                                          -----            -----            -----             -----
Selling, general and administrative expenses              (26.0%)          (25.5%)          (25.3%)           (24.9%)
Research and development expenses                          (3.1%)           (2.6%)           (2.9%)            (2.4%)
Amortization of tradename                                  (2.3%)           (2.2%)           (2.2%)            (2.1%)
                                                          -----            -----            -----             -----
Operating income                                           12.9%            13.4%            13.9%             14.4%
                                                          -----            -----            -----             -----
Interest income (expense), net                            (6.8%)           (7.4%)           (7.9%)            (7.4%)
Income from equity method investees                        0.2%             0.2%             0.1%              0.1%
Financial income (loss) from derivatives                   0.4%            (2.3%)           (1.4%)             2.2%
Other income (expense), net                               (0.5%)            0.2%            (2.1%)            (0.8%)
                                                          -----            -----            -----             -----
Income before income taxes
    and minority interests                                 6.2%             4.1%             2.6%              8.5%
Income tax expense                                        (1.8%)           (2.0%)           (3.1%)            (3.6%)

                                                          -----            -----            -----             -----
Income (loss) before minority interests                    4.4%             2.1%            (0.5%)             4.9%
Minority interests                                        (0.1%)           (0.2%)           (0.1%)            (0.1%)
                                                          -----            -----            -----             -----

Net income (loss)                                          4.3%             1.9%            (0.6%)             4.8%
                                                           ====             ====             ====              ====

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



SALES

THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2002

Our total sales decreased by (euro) 5,534 or 2.5% from (euro) 220,187 in the three months ended September 30, 2002 to (euro) 214,653 in the three months ended September 30, 2003. We attribute this decrease in total sales to:

o    a decrease in sales volume of a total of(euro)4,562 or 2.1%,
o    an increase in sales prices of(euro)5,858 or 2.7%; and
o unfavorable currency fluctuations of(euro)6,830 or 3.1% as a consequence of invoicing in foreign currencies.


NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2002

Our total sales decreased by (euro) 21,621 or 3.1% from (euro) 690,535 in the nine months ended September 30, 2002 to (euro) 668,914 in the nine months ended September 30, 2003. We attribute this decrease in total sales to:

o    a decrease in sales volume of a total of(euro)1,984 or 0.3%;
o    an increase in sales prices of(euro)8,234 or 1.2%; and
o unfavorable currency fluctuations of(euro)27.871 or 4.0% as a consequence of invoicing in foreign currencies.

Total sales in our Germany and direct exports segment decreased by (euro) 9,738 or 3.7% from (euro) 266,441 in the nine months ended September 30, 2002 to
(euro) 256,703 in the nine months ended September 30, 2003. In Germany the difficult market environment continued. In addition, vacation time in August had a particularly strong impact on sales this year. As a result total sales in Germany decreased by (euro) 14,190 or 8.0% from (euro) 178,049 in the nine months ended September 30, 2002 to (euro) 163,859 in the nine months ended September 30, 2003. Direct exports increased from (euro) 88,392 in the nine months ended September 30, 2002 to (euro) 92,844 in the nine months ended September 30, 2003. This increase was largely due to an increase in direct exports to Eastern Europe by (euro) 4,376 or 11.6% from (euro) 37,759 in the nine months ended September 30, 2002 to (euro) 42,135 in the nine months ended September 30, 2003. Total sales in Eastern Europe, including sales by our European subsidiaries, increased by (euro) 4,257 or 10.6% from (euro) 40,192 in the nine months ended September 30, 2002 to (euro) 44,449 in the nine months ended September 30, 2003. Direct exports to the Middle East decreased by (euro) 245 to (euro) 40,476 in the nine months ended September 30, 2003 as volume growth was more than offset by unfavorable currency fluctuations of (euro) 4,297.

Total sales in the European subsidiaries segment increased by (euro) 3,690 or 1.3% from (euro) 287,261 in the

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


nine months ended September 30, 2003 to (euro) 290,951 in the nine months ended September 30, 2003. We attribute this development primarily to:

o sales increases in France by (euro) 2,462 or 3.3% from (euro) 75,214 in the nine months ended September 30, 2002 to (euro) 77,676 in the nine months ended September 30, 2003;
o sales increases in Italy by (euro) 738 or 1.8% from (euro) 42,139 in the nine months ended September 30, 2002 to (euro) 42,877 in the nine months ended September 30, 2003;
o sales increases in Spain by (euro) 2,234 or 6.1% from (euro) 36,841 in the nine months ended September 30, 2002 to (euro) 39,075 in the nine months ended September 30, 2003; and
o sales decreases in the Netherlands by (euro) 1,507 or 2.9% from (euro) 52,624 in the nine months ended September 30, 2002 to (euro) 51.117 in the nine months ended September 30, 2003 which we attribute to the consumer confidence and the disposition to buy being on a low level.

Including direct exports to European markets of (euro) 51,842 in the nine months ended September 30, 2003, total sales in Europe, excluding Germany, increased by
(euro) 8,612 or 2.6% from (euro) 334,181 in the nine months ended September 30, 2002 to (euro) 342,793 in the nine months ended September 30, 2003.

Total sales in our overseas subsidiaries segment decreased by (euro) 15,573 or 11.4% from (euro) 136,833 in the nine months ended September 30, 2002 to (euro) 121,260 in the nine months ended September 30, 2003. Sales decreased in:

o the United States by (euro) 9,395 or 10.7% from (euro) 87,679 in the nine months ended September 30, 2002 to (euro) 78,284 in the nine months ended September 30, 2003. Sales in this period were primarily impacted by unfavorable foreign currency fluctuations of (euro) 15,716;
o the Far East, excluding Japan, by (euro) 1,489 or 6.3% from (euro) 23,520 in the nine months ended September 30, 2002 to (euro) 22,031 in the nine months ended September 30, 2003 which is due to unfavorable currency fluctuation as the markets in this region mostly went back to normal, and
o Japan, by (euro) 5,012 or 31.7% from (euro) 15,810 in the nine months ended September 30, 2002 to (euro) 10,798 in the nine months ended September 30, 2003 which we attribute to continuous weak economic conditions as well as the weak Japanese Yen.

Sales in overseas markets, including direct exports to this region of (euro) 41,002 in the nine months ended September 30, 2003, decreased by (euro) 16,043 or 9.0% from (euro) 178,305 in the nine months ended September 30, 2002 to
(euro) 162,262 in the nine months ended September 30, 2003.

COST OF SALES
Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)

Cost of sales decreased by (euro) 4,371 or 3.5% from (euro) 123,961 in the three months ended September 30, 2002 to (euro) 119,590 in the three months ended September 30, 2003. The cost of sales to sales ratio of 56.3% for the three months ended September 30, 2002 decreased to 55.7% in the three months ended September 30, 2003.

Cost of sales decreased by (euro) 15.679 or 4.0% from (euro) 388,234 in the nine months ended September 30, 2002 to (euro) 372,555 in the nine months ended September 30, 2003. The cost of sales to sales ratio of 56.2% for the nine months ended September 30, 2002 decreased to 55.7% in the nine months ended September 30, 2003.

The impact from the factors described above under `Sales' on our cost of sales to sales ratio in the nine months ended September 30, 2003 compared to the same period in 2002 was more than offset by a reduction in manufacturing costs particularly by cost-cutting rationalization measures and lower raw material prices as well as reduced step-up depreciation.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses decreased by (euro) 206 or 0.4%, from (euro) 56,070 in the three months ended September 30, 2002 to (euro) 55,864 in the three months ended September 30, 2003. Selling, general and administrative expenses decreased by 2,479 or 1.4% from (euro) 172,026 in the nine months ended September 30, 2002 to (euro) 169,547 in the nine months ended September 30, 2003. We attribute the decrease in selling expenses to favorable currency fluctuations, since we incur part of our selling expenses in foreign currency as well as to reduced step-up depreciation in the nine months ended September 30, 2003 compared to the same period of 2002. Higher general and administrative expenses in the nine months ended September 30, 2003 were primarily due to G&A related projects that were launched in 2003 (e.g. Personnel Development Program) and expenses related to the implementation of the standard software SAP R/3.

Selling, general and administrative expenses as a percentage of sales increased from 25.5% in the three months ended September 30, 2002 to 26,0% in the three months ended September 30, 2003 and from 24.9% in the nine months ended September 30, 2002 to 25.3% in the nine months ended September 30, 2003 primarily due to lower sales in the three months ended September 30, 2003 and the nine months ended September 30, 2003, respectively.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


RESEARCH AND DEVELOPMENT
Research and development expenditures increased by (euro) 883 or 15.4% from
(euro) 5,726 in the three months ended September 30, 2002 to (euro) 6,609 in the three months ended September 30, 2003. Research and development expenditures increased by (euro) 2,254 or 13.4% from (euro) 16,811 in the nine months ended September 30, 2002 to (euro) 19,065 in the nine months ended September 30, 2003. The increase in research and development expenditures underlines the key role research and development plays in the innovation process at GROHE and is in line with the projected expenditures for that period. As a percentage of sales research and development expenditures increased from 2.6% in the three months ended September 30, 2002 to 3.1% in the three months ended September 30, 2003 and from 2.4% in the nine months ended September 30, 2002 to 2.9% in the nine months ended September 30, 2003.

AMORTIZATION OF TRADENAME
Amortization of tradename amounted to (euro) 4,846 and (euro) 14,525 in the three and nine months ended September 30, 2003, respectively, and remained nearly unchanged compared to (euro) 4,831 and (euro) 14,502 in the three and nine months ended September 30, 2002, respectively.

INTEREST EXPENSE, NET
Net interest expense decreased by (euro) 1,786 or 10.9% from (euro) 16,467 in the three months ended September 30, 2002 to (euro) 14,681 in the three months ended September 30, 2003. On April 4, 2003 we partially refinanced our long-term debt to related parties and shareholders with additional bank debt which significantly reduced interest expense on long-term debt to related parties and shareholders by (euro) 2,649 in the three months ended September 30, 2003 compared to the three months ended September 30, 2002. Interest expense on senior bank loans increased in the third quarter 2003 compared to the same period in 2002 because of the additional principal outstanding.

Net interest expense increased by (euro) 1,694 or 3.3% from (euro) 50,679 in the nine months ended September 30, 2002 to (euro) 52,373 in the nine months ended September 30, 2003. Upon the early repayment of the old senior credit facilities and the partial repayment of loans from related parties and shareholders in March and April 2003, we charged unamortized debt issuance cost of (euro) 6,746 related to these loans to interest expense. Not considering this effect, our net interest expense in the nine months ended September 30, 2003 would have been
(euro) 45,627 or (euro) 5,052 lower than in the same period of the previous year. This decrease is mainly attributable to the partial refinancing of loans from related parties and shareholders in April 2003. Interest expense on these loans decreased by (euro) 4,699 from (euro) 13,357 in the nine months ended September 30, 2003 to (euro) 8,658 in the nine months ended September 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


FINANCIAL INCOME (LOSS) FROM DERIVATIVES
Our financial loss from derivatives of (euro) 5,035 in the three months ended September 30, 2002 changed to a financial gain from derivatives of (euro) 832 in the three months ended September 30, 2003.

Prior to January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives. In the three months ended September 30, 2002, financial income (loss) from derivatives included a net loss from currency derivatives of (euro) 1,132. We mainly attribute this loss to the decrease in the value of the euro towards the US dollar by 1.3% in the three months ended September 30, 2002. As of January 1, 2003 we designated most of our currency forward contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. Amounts reclassified from other comprehensive income to earnings are included in the same line items in the consolidated statements of operations as the hedged transactions. As currency forwards not specifically designated as accounting hedges are mainly used to economically hedge accounts receivable, gains and losses from these foreign currency derivatives are included in other income and expense, net, since January 1, 2003.

The net loss from interest rate derivatives of (euro) 3,903 in the three months ended September 30, 2002 changed to a net income from interest rate derivatives of (euro) 832 in the three months ended September 30, 2003. We use these contracts to economically hedge our interest rate exposure from long-term debt to banks. As our interest rate derivatives are not designated as accounting hedges, all changes in fair market value of these instruments are directly included in financial income from derivatives.

Our financial income from derivatives of (euro) 15,169 in the nine months ended September 30, 2002 changed to a financial loss from derivatives of (euro) 9,686 in the nine months ended September 30, 2003. In the nine months ended September 30, 2002, financial income (loss) from derivatives included a net income from currency derivatives of (euro) 18,173. We mainly attribute this gain to the increase in the value of the euro towards the US dollar by 10.4% in the nine months ended September 30, 2002. The net loss from interest rate derivatives increased by (euro) 6,682 from (euro) 3,004 in the nine months ended September 30, 2002 to (euro) 9,686 in the nine months ended September 30, 2003.

OTHER INCOME (EXPENSE), NET
Other income (expense), net, changed by (euro) 1,356 from other income, net, of
(euro) 536 in the three months ended September 30, 2002 to other expense, net, of (euro) 820 in the three months ended September 30, 2003. Net currency gains and losses changed by (euro) 965 from a net currency gain of (euro) 529 in the three months ended September 30, 2003 to a net currency loss of (euro) 436 in the three months ended September 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


Other expense, net, increased by (euro) 9,108 from (euro) 5,265 in the nine months ended September 30, 2002 to (euro) 14,373 in the nine months ended September 30, 2003. Expenses related to the refinancing of loans from related parties and shareholders amounted to (euro) 14,838 in the nine months ended September 30, 2003. Net foreign currency losses of (euro) 5,162 in the nine months ended September 30, 2002 changed by (euro) 5,992 to net foreign currency gains of (euro) 830 in the nine months ended September 30, 2003. Currency losses in the nine months ended September 30, 2002 were mainly incurred in the second quarter 2002. The losses were primarily related to the settlement and valuation of our US dollar accounts receivables and were caused by the devaluation of the US dollar towards the euro in that quarter.

INCOME TAX EXPENSE
Our income tax expense decreased by (euro) 4,574 or 18.3% from (euro) 25,031 in the nine months ended September 30, 2002 to (euro) 20,457 in the nine months ended September 30, 2003.

The theoretical income tax expense for the nine months ended September 30, 2003 determined using the 2003 statutory tax rate of 39.5% would be (euro) 6,782 compared to an actual income tax expense of (euro) 20,457. Related to the partial repayment of loans from related parties and shareholders we recorded a deferred tax expense of (euro) 7,816. In addition, we attribute the difference between the actual income tax expense and the theoretical income tax expense calculated using the statutory rate to non tax-deductible expenses related to the refinancing measures taken in April 2003 and other non tax-deductible expenses. These effects were partly offset by a foreign tax rate differential as the effective tax rate on foreign income was lower than the German statutory rate.

The theoretical income tax expense for the nine months ended September 30, 2002 determined using the 2002 statutory tax rate of 38.2% would be (euro) 22,377 compared to an actual income tax expense of (euro) 25,031. The difference of
(euro) 2,654 is mainly due to non-tax deductible expenses.

NET INCOME (LOSS)
Our net income increased by (euro) 5,006 from (euro) 4,165 in the three months ended September 30, 2002 to (euro) 9,171 in the three months ended September 30, 2003.


Our net income of (euro) 32,740 in the nine months ended September 30, 2002 changed by (euro) 36,735 to a net loss of (euro) 3,995 in the nine months ended September 30, 2003.


ADJUSTED CONSOLIDATED EBITDA

Our adjusted consolidated EBITDA decreased by (euro) 9,431 or 18.7% from (euro) 50,367 in the three months ended September 30, 2002 to (euro) 40,936 in the three months ended September 30, 2003. Adjusted

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


consolidated EBITDA decreased by (euro) 10,413 or 6.8% from (euro) 153,927 in the nine months ended September 30, 2002 to (euro) 143,514 in the nine months ended September 30, 2003. We consider adjusted consolidated EBITDA as an indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income, net income, cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

A reconciliation between adjusted consolidated EBITDA and net income as reported in the unaudited interim consolidated financial statements is as follows:


                                                         Three months ended           Nine months ended
                                                           September 30,               September 30,
                                                           -------------               -------------
                                                          2003         2002           2003         2002
                                                          ----         ----           ----         ----
Net income (loss) as reported in the consolidated
  statements of operations                                9,171        4,165        (3,995)       32,740
Income tax expense                                        3,990        4,431        20,457        25,031
Interest expense                                         15,031       17,262        53,997        52,860
Depreciation of fixed assets                              9,023       10,114        26,339        35,945
Amortization of software and other intangible assets      1,121          940         3,225         2,974
Amortization of tradename                                 4,846        4,831        14,525        14,502
Noncash charges                                              98        1,455           617         1,985
Adjustment related to derivatives*                       (2,497)       7,169        13,511       (12,110)
Costs related to the refinancing of long-term debt
  to related parties and shareholders                       153            0        14,838             0
                                                         ------        -----        ------       -------
Adjusted consolidated EBITDA                             40,936       50,367       143,514       153,927
                                                         ======        =====        ======       =======


*We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



LIQUIDITY AND CAPITAL RESOURCES


REFINANCING OF DEBT IN MARCH AND APRIL 2003

In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to (euro) 550,000, and the new revolving facility, in an aggregate amount of up to (euro) 50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B. The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

In March 2003 we borrowed (euro) 330,000 under facilities A1 and A2. We used these proceeds and existing cash to repay (euro) 335,416 outstanding under the old senior facilities. In April 2003 we borrowed additional (euro) 120,000 under facility A2 and (euro) 100,000 under facility B. We used these proceeds of
(euro) 220,000 to repay (euro) 200,000 of long-term debt to related parties and shareholders and expenses related to the refinancing transactions.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market interest rate at inception of the loans, we imputed interest at a rate of 11.5% for accounting purposes. We credited the difference between the loans net present value at inception of the loans and the cash amount received from shareholders and related parties to additional paid in capital and deferred taxes at inception of the loans. As of the date of the repayment the total amount accrued for loans from related parties and shareholders amounted to (euro) 177,735. As required by the applicable accounting standards, we accounted for the partial repayment of the loans from related parties and shareholders as a capital transaction. Accordingly, we derecognized (euro) 112,868 of the accrued long-term debt to related parties and shareholders. We debited the difference of (euro) 87,132 between the cash payment of (euro) 200,000 and the derecognized debt to related parties and shareholders in the amount of (euro) 46,031 to additional paid in capital, in the amount of (euro) 7,816 to income tax expense and in the amount of (euro) 33,285 to deferred taxes.

The loans from related parties and shareholders are subordinated to our 11.5% senior notes (also referred to as bonds in our financial statements). Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. Upon the funding of the new senior

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


credit facility in April 2003 in order to partially repay the loans from related parties and shareholders, holders of our 11.5% senior notes who consented to the amendments and waivers became entitled to a fee of 7.25% of the nominal value of the bonds that they held. The aggregate fee amounted to (euro) 12,933. We included the consent fee and other expenses related to the consent solicitation process of (euro) 1,905 in other expense in our consolidated statements of operations as incurred.

We charged unamortized debt issuance costs related to the old senior credit facility and the repaid portion of the loans from related parties and shareholders to interest expense at the repayment date of the loans. Debt issuance cost related to the issuance of the new senior credit facility are capitalized and will be amortized to interest expense pursuant to the effective interest method.


WORKING CAPITAL

As in previous years, we intend to finance working capital requirements from funds that our operations generate. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At September 30, 2003 and December 31, 2002, we had available (euro) 70,692 and
(euro) 70,058 lines of credits with several banks to finance working capital requirements. An amount of (euro) 50,000 of the credit lines as of September 30, 2003 represents the new revolving facility which is available to us until December 2009. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

CAPITAL EXPENDITURES

We finance our capital expenditures primarily from operating cash flows. Investment in new plants has, in the past, partly been financed by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



HISTORICAL CASH FLOWS

The following table sets out certain information with respect to our cash flows in thousands of euro:


                                                              Nine months ended September
                                                                          30,
                                                                  2003            2002
                                                             --------------- ---------------
Net cash provided by operating activities                         47,092          95,407

Net cash used for investing activities                           (24,765)        (15,538)

Net cash used for financing activities                           (25,896)        (34,684)

Effect of foreign exchange rate changes on cash
   and cash equivalents                                             (249)           (654)

                                                             --------------- ---------------
Net increase (decrease) in cash and cash equivalents              (3,818)         44,531
                                                             --------------- ---------------
Cash and cash equivalents
   At beginning of period                                         71,299          50,277
                                                             --------------- ---------------
   At end of period                                               67,481          94,808
                                                             =============== ===============


                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


NET CASH PROVIDED BY OPERATING ACTIVITIES
Net cash provided by operating activities decreased by (euro) 48,315 from (euro) 95,407 in the nine months ended September 30, 2002 to (euro) 47,092 in the nine months ended September 30, 2003.

Our working capital requirements generally increase in the first nine months of a fiscal year compared to year end. Our working capital requirements in the nine months ended September 30, 2003 increased compared to the same period in 2002 due to the following factors:

o We increased our inventory in the third quarter 2003 to set up a safety stock to offset risks from potential delivery and production delays due to the planned implementation of SAP/R3 in production and logistics beginning Jan. 1, 2004. Accordingly, movements in inventories contributed (euro) 10,019 to working capital requirements in the nine months ended September 30, 2003 and (euro) 1,842 in the nine months ended September 30, 2002.
o Accounts receivable generally increase in the first nine months of a year. Due to particularly strong sales in December 2001, at year end 2001 accounts receivable were at a relatively high level. Accordingly, working capital requirements for accounts receivable increased by (euro) 24,657 in the nine months ended September 30, 2002 compared to (euro) 34,046 the nine months ended September 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


o Accounts payable decreased by (euro) 8,922 in the nine months ended September 30, 2002. As accounts payable were at an exceptional high at year end 2002, accounts payable decreased by (euro) 17,270 in the nine months ended September 30, 2003.
o Due to movements in other accrued expenses and current liabilities, working capital requirements decreased by (euro) 30,624 in the nine months ended September 30, 2002 and by (euro) 16,698 in the nine months ended September 30, 2003. This includes movements in accrued income taxes. Payments for income taxes increased by (euro) 10,313 in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002. We attribute this increase to higher income before tax in most European countries and lower tax refunds compared to prior year and higher pre-payments for trade tax on income in Germany.

Unfavorable currency fluctuations also impacted our cash flow from operating activities in the nine months ended September 30, 2003 compared to the same period in 2002.


NET CASH USED FOR INVESTING ACTIVITIES
Net cash used for investing activities increased by (euro) 9,227 or 59.4% from
(euro) 15,538 in the nine months ended September 30, 2002 to (euro) 24,765 in the nine months ended September 30, 2003. Purchases of property plant and equipment increased by (euro) 818 from (euro) 15,840 in the nine months ended September 30, 2002 to (euro) 16,658 in the nine months ended September 30, 2003. Investments in software increased by (euro) 3,120 from (euro) 3,299 in the nine months ended September 30, 2002 to (euro) 6,419 in the nine months ended September 30, 2003. This increase primarily relates to the ongoing conversion of our IT applications to the standard software system SAP R/3. The increase in purchases of shares from minorities by (euro) 2,683 from (euro) 203 in the nine months ended September 30, 2002 to (euro) 2,886 in the nine months ended September 30, 2003 relates primarily to the purchase of the remaining minority shares in our subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a purchase price of (euro) 2,208 in the first quarter of 2003.

Proceeds from sale of property, plant and equipment decreased by (euro) 2,979 from (euro) 3,406 in the nine months ended September 30, 2002 to (euro) 427 in the nine months ended September 30, 2003. Proceeds from the sale of property, plant and equipment in the nine months ended September 30, 2002 include (euro) 1,960 cash received for the sale of a former production site to a related party.


NET CASH USED FOR FINANCING ACTIVITIES
Net cash used for financing activities decreased by (euro) 8,788 from (euro) 34,684 in the nine months ended September 30, 2002 to (euro) 25,896 in the nine months ended September 30, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


Net cash for principal payments on long-term debt to banks increased by (euro) 324,301 from (euro) 36,634 in the nine months ended September 30, 2002 to (euro) 360,935 in the nine months ended September 30, 2003. Principal payments in 2003 mainly relate to the repayment of the outstanding amounts under the old senior credit facilities of (euro) 335,416 with the proceeds of the new senior credit facilities of (euro) 330,000 in March 2003. On April 4, 2003 we borrowed an additional (euro) 220,000 under the new senior credit facility. (euro) 200,000 of the proceeds were used to repay loans from related parties and shareholders. The remaining (euro) 20,000 million and existing cash were used to pay charges of (euro) 28,784 related to the refinancing of the old senior loans and the partial refinancing of the loans from related parties and shareholders.

Under the new senior credit facility, we have agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks. Prior to the refinancing in March 2003, similar provisions applied to the old senior credit facility. Restricted cash decreased by (euro) 14,104 in the nine months ended September 30, 2003 compared to a decrease of (euro) 424 in the nine months ended September 30, 2002.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



NET CASH FLOW
Cash and cash equivalents amounting to (euro) 71,299 as of December 31, 2002 decreased by (euro) 3,818 to (euro) 67,481 as of September 30, 2003.

Cash and cash equivalents amounting to (euro) 50,277 as of December 31, 2001 increased by (euro) 44,531 to (euro) 94,808 as of September 30, 2002.




DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out certain information in respect to our contractual obligations for our long-term bank-debt and long-term debt to related parties and shareholders. Our long-term bank debt increased by (euro) 189,480 compared to December 31, 2002 due to the refinancing measures described above. Principal and interest accrued at the contractual rate of 5% for loans from related parties and shareholders amount to (euro) 110,649 per September 30, 2003. As we imputed interest at a rate of 11.5% on this debt for accounting purposes, the present value of long-term debt to related parties and shareholders recognized in the balance sheet amounts to (euro) 68,464 as of September 30, 2003.


                                                              PAYMENTS DUE BY PERIOD
                                         ------------------------------------------------------------------
                                          remainder   2004 to 2005  2006 to 2007  Thereafter     Total
                                           of 2003
                                          ---------   ------------  ------------  ----------     -----
Long-term debt to banks                      1,803       105,480       146,834     288,501      542,618
Long-term debt to related parties and
   shareholders                                  0             0             0     110,649      110,649

There was no material change to other contractual obligations compared to December 31, 2002.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.

INTEREST RATE SENSITIVITY

We have a significant amount of long-term debt. We are exposed to interest rate risk from our debt instruments. Our significant senior credit facility bears interest at a variable rate and changes in interest rates affect the interest payments on this credit facility. To mitigate the interest rate risk from our long-term variable rate debt we use interest rate derivatives. Our 11.5% senior notes bear interest at a fixed rate. Changes in interest rates will not impact interest payments on our fixed rate debt instruments during the term of these instruments. However, a decrease in interest rates results in an increase in fair market value of these debt instruments.

The following table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates for debt obligations:


                                                                                                            Fair value
                                                                                         There-              September
                                     2003       2004      2005       2006      2007      after     Total     30, 2003
                                   ---------- --------- ---------- --------- --------- ---------- --------- ------------
Short-term debt to banks               1,996       774          0         0         0          0     2,770        2,770
  denominated in Japanese yen;
  average fixed rate at 1.38%

Long-term debt to banks;
  variable rate at 2.25% above
  EURIBOR                                  0    50,000     50,000    65,000    80,000    185,000   430,000      430,000

Long-term debt to banks;
  variable rate at 2.75% above
  EURIBOR                                                                                100,000   100,000      100,000

Long-term debt to banks; fixed
  rates at 4.95% to 7.07%              1,803     3,632      1,848     1,133       701      3,501    12,618       12,712

Long-term debt to shareholders
  and related parties;
  fixed rate at 5.0%                       0         0          0         0         0     68,464    68,464      110,649

Notes; fixed rate at 11.5%                 0         0          0         0         0    200,000   200,000      220,880

Changes in interest rates affect the interest paid on our variable rate long-term debt to banks. To mitigate the effect of changes in interest rates, we have entered into interest rate swap, cap and collar agreements. With the swap agreements, we exchanged the short-term variable rate of our senior facility either for a long-term variable interest rate with a capped total interest or a fixed interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the last interest rate derivatives mature on July 20, 2008. The following table sets out the notional

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


amount of our interest rate derivatives by expected maturity, the weighted average swap, cap and floor rates and the fair value of the instruments. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Some of the interest rate derivatives presented in the table below will become effective in 2004. The total notional amount of interest rate derivatives effective as of September 30, 2003 was (euro) 514,957 compared to (euro) 530,000 debt outstanding under our variable rate senior credit facility as of that date.

                                                                                                            Fair value
                                                                                         There-              September
                                     2003       2004      2005       2006      2007      after      Total     30, 2003
                                   ---------- --------- ---------- --------- --------- ---------- --------- ------------
INTEREST RATE COLLAR:
Basis rate is 6-months EURIBOR;
  cap rate is 5.20% (8.00% in
  case 6-months EURIBOR is
  higher than 8.00%);
  floor rate is 3.00%                      0   164,892          0         0         0          0   164,892      (4,045)

COMBINED INTEREST RATE SWAP AND CAP
AGREEMENTS:
Pay rate is 5-year swap rate for
  6-months EURIBOR with a cap at
  5.07% and receive rate is
  3-months EURIBOR                    32,212    53,941          0         0         0          0    86,153        (985)
Pay rate is 5-year swap rate for
  3-months EUROLIBOR with a cap
  at 4.99% and receive rate is
  3-months LIBOR                           0    63,912          0         0         0          0    63,912        (897)
Pay rate is 5-year swap rate for
  6-months  EURIBOR with a cap at
  3.77% and receive rate is
  6-months EURIBOR                         0         0          0         0         0    200,000   200,000      (3,700)

INTEREST RATE SWAP AGREEMENTS:
Effective as of January 21,
  2004; pay rate is 2.73% and
  receive rate is 6-months
  EURIBOR                                       35,000          0         0         0          0    35,000        (219)
Effective as of July 29, 2004;
  pay rate is 3.14% and receive
  rate is 6-months EURIBOR                           0     40,000         0         0          0    40,000        (272)
Effective as of July 29, 2004;
  pay rate is 3.38% and receive
  rate is 6-months EURIBOR                           0          0    65,000         0          0    65,000        (585)
Effective as of July 29, 2004;
  pay rate is 3.68% and receive
  rate is 6-months EURIBOR                           0          0         0    80,000          0    80,000      (1,200)
Effective as of July 30, 2004;
  pay rate is 4.09% and receive
  rate is 6-months EURIBOR                           0          0         0         0     65,000    65,000      (1,564)

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


We entered into our interest rate derivatives at zero cost. The fair market value of our interest rate derivatives at the respective balance sheet date depends on the expected development of market interest rates and the remaining duration of the instruments. Generally, if interest rates decrease, the fair market value of our interest rate derivatives will also decrease and if interest rates increase, the fair market value of our interest rate derivatives will increase. The fair market value of our interest rate derivatives also depends on the spread between short- and long-term interest rates. If this spread increases, the fair market value of our interest rate derivatives will generally decrease, and if this spread decreases, the fair market value of our interest rate derivatives will generally increase. The following table reconciles the changes in the fair market values of our interest rate derivatives:


                                                                 Nine months ended September
                                                                             30,
                                                                     2003           2002
 ----------------------------------------------------             --------        -------
 Fair value of contracts outstanding at the beginning of period    (7,144)        (5,140)
 ----------------------------------------------------             --------        -------
     Amounts paid under the contracts                               3,363          1,768
     Other changes in fair market value                            (9,686)        (3,004)
 ----------------------------------------------------             --------        -------
 Fair value of contracts outstanding at end of period             (13,467)        (6,376)
 ----------------------------------------------------             --------        -------




EXCHANGE RATE SENSITIVITY
The following table provides information about our currency forward contracts and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)



                                  FOREIGN CURRENCY SENSITIVITY AS OF SEPTEMBER 30, 2003
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE SETTLEMENT RATES

                                                                                                               Fair value
                                                                                               There-           September
                                               2003      2004      2005       2006     2007    after    Total    30, 2003
                                             --------  --------- ---------- -------- -------  ------- -------- ------------
Short-term debt to banks denominated in
  Japanese yen;
  average fixed rate at 1.38 %                 1,996       774        0         0        0         0     2,770       2,770

Long-term debt to banks denominated in
  Thailand baht; fixed rate at 5.75%             578     1,154    1,154       436        0         0     3,322       3,261

                                                                                                               ------------
Total debt denominated in foreign currencies                                                                         6,031
                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:

PAY US DOLLAR / RECEIVE EURO FORWARDS                                                                               17,211
                                                                                                               ------------
  Number of individual contracts                  15        42        6         0        0         0        63
  Average notional amount                      2,475     2,307    3,130         0        0         0     2,425
  Total notional amount of USD contracts      37,129    96,876   18,778         0        0         0   152,783
  Average settlement rate (euro/USD)          1,0274    0,9419   0,9155         0        0         0    0,9594
  For information purposes:
     Exchange rate at
       September 30, 2003 (euro/USD)                                                                    0,8535


PAY JAPANESE YEN / RECEIVE EURO FORWARDS                                                                               279
  Number of individual contracts                   4         6        0         0        0         0        10
  Average notional amount                        677       774        0         0        0         0       735
  Total notional amount of Yen contracts       2,709     4,643        0         0        0         0     7,352
  Average settlement rate (euro/100 yen)      0,8154    0,8120        0         0        0         0    0,8133
  For information purposes:
     Exchange rate at
       September 30, 2003 (euro/100 yen)                                                                0,7739

PAY BRITISH POUND / RECEIVE EURO FORWARDS                                                                              448
  Number of individual contracts                   0         5        0         0        0         0         5
  Average notional amount                          0     1,061        0         0        0         0     1,061
  Total notional amount of GBP contracts           0     5,303        0         0        0         0     5,303
  Average settlement rate (euro/GBP)               0    1,5413        0         0        0         0    1,5413
  For information purposes:
     Exchange rate at
       September 30, 2003 (euro/GBP)                                                                    1,4273


PAY CANADIAN DOLLAR / RECEIVE EURO FORWARDS                                                                             19
  Number of individual contracts                   4        30        3         0        0         0        37
  Average notional amount                        300       289      421         0        0         0       301
  Total notional amount of CAD contracts       1,201     8,658    1,264         0        0         0    11,123
  Average settlement rate (euro/CAD)          0,6584    0,6307   0,6345         0        0         0    0,6341
  For information purposes:
     Exchange rate at
       September 30, 2003 (euro/CAD)                                                                    0,6320
                                                                                                               ------------
Subtotal Japanese yen, British pound and
    Canadian dollar exchange rate
    derivative financial instruments                                                                                   746
                                                                                                               ------------
Total exchange rate derivative
    financial instruments                                                                                           17,957
                                                                                                               ============

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

As of September 30, 2003 the notional amount of our foreign currency forwards was (euro) 176,561. Based on the notional amount of our foreign currency forwards a hypothetical 10% increase in the euro to foreign currency exchange rates would reduce the fair value of our foreign currency forwards by approximately (euro) 17.6 million.

The notional amount of US dollar foreign currency forwards of (euro) 152,783 is used to hedge anticipated US dollar sales during the period from September 30, 2003 to September 30, 2004 in addition to existing accounts receivable of (euro) 34,983 as of September 30, 2003 denominated in US dollar.

Notional amounts of other foreign currency forwards of (euro) 23,778 are used to hedge anticipated sales denominated in Canadian dollar, British pound and Japanese yen and respective accounts receivable.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


The following table reconciles the changes in the fair market values of our foreign currency contracts:


                                                                          Nine months ended
                                                                            September 30,
                                                                       --------------------------
                                                                            2003         2002
                                                                       --------------------------
 US DOLLAR FORWARD CONTRACTS:
 Fair value of contracts outstanding at the beginning of period            13,975       (3,497)
     Realized contracts during the period                                 (14,940)      (3,300)
     Changes in fair value of contracts included in other
       comprehensive income for contracts designated as
       accounting hedges                                                   16,579            0
     Other changes in fair market value                                     1,597       16,878
 Fair value of contracts outstanding at end of period                      17,211       10,081

 FORWARD CONTRACTS DENOMINATED IN OTHER CURRENCIES:
 Fair value of contracts outstanding at the beginning of period             1,510          536
     Realized contracts during the period                                  (2,038)      (1,138)
     Changes in fair value of contracts included in other
       comprehensive income for contracts designated as
       accounting hedges                                                    1,388            0
     Other changes in fair market value                                      (114)       1,295
 Fair value of contracts outstanding at end of period                         746          693

 TOTAL AMOUNTS FOR ALL CURRENCIES:
 Fair value of contracts outstanding at the beginning of period            15,485       (2,961)
     Realized contracts during the period                                 (16,978)      (4,438)
     Changes in fair value of contracts included in other
       comprehensive income for contracts designated as
       accounting hedges                                                   17,967            0
     Other changes in fair market value                                     1,483       18,173
 Fair value of contracts outstanding at end of period                      17,957       10,774

Until January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives in our consolidated statements of operations. As of January 1, 2003 we designated most of our foreign currency contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. We included net gains of (euro) 5,270 and (euro) 17,967, before tax, resulting from changes in the fair market value of foreign currency forwards in other comprehensive income in the three and nine months ended September 30, 2003, respectively. We reclassified (euro) 3,992 and (euro) 8,306, before tax, from other comprehensive income to earnings in the three and nine months ended September 30, 2003,

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)


respectively. The reclassified amounts were included in the same financial statements line items as the hedged transaction in our consolidated statements of operations. In 2003, other changes in fair market value in the table above mainly relate to derivatives not designated as accounting hedges that are used to economically hedge foreign currency accounts receivable.


COMMODITY PRICE SENSITIVITY

The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory the table presents carrying amount and fair value as of September 30, 2003. For fixed price purchase commitments the table presents notional amount and fair value as of September 30, 2003.


COMMODITY INVENTORY:

                           Carrying amount        Fair value
                          -----------------------------------

Brass                                2,024            2,121

Zinc                                    93               81

Copper                                 619              626


FIXED-PRICE PURCHASE COMMITMENTS:


                                   Notional amount by expected maturity
                        ------------------------------------------------------

                             2003           2004           2005          Total            Fair value
                             ----           ----           ----          -----            ----------
Brass                       10,327         20,524          1,563         32,414            35,307

Zinc                         1,578            970            296          2,844             2,849

Copper                       3,829          4,367            486          8,682             8,817

GROHE HOLDING GMBH, HEMER



Consolidated EBITDA as defined in the Indenture
Three and nine months ended September 30, 2003 and 2002

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:


The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with US GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income
(loss), cash flow or other measures of financial performance reported in accordance with US GAAP.



                                                    Three months ended September 30,    Nine months ended September 30,
                                                   --------------------------------------------------------------------
                                                          2003             2002            2003            2002
                                                          ----             ----            ----            ----
Consolidated net income (loss) as defined
  in the indenture:

    Net income (loss) as reported in the
      consolidated statements of operations                9,171           4,165         (3,995)           32,740

    Income from equity method investees not
      received as a cash distribution                          0               0              0                 0
                                                          ------          ------         ------            ------
Consolidated net income (loss) as defined
  in the indenture                                         9,171           4,165         (3,995)           32,740

Additions to / deductions from consolidated net income (loss):

    Income tax expense                                     3,990           4,431         20,457            25,031

    Consolidated interest expense
       Interest expense as reported in the
         consolidated statements operations               15,031          17,262         53,997            52,860

       Net payments pursuant to interest
         rate swaps                                        2,729             743          3,363             1,768
                                                          ------          ------         ------            ------
    Total consolidated interest expense                   17,760          18,005         57,360            54,628

    Depreciation expense                                   9,023          10,114         26,339            35,945

    Amortization of software                               1,121             940          3,225             2,974

    Amortization of tradename                              4,846           4,831         14,525            14,502

    Noncash charges                                           98           1,455            617             1,985
------------------------------------------------          ------          ------        -------           -------
EBITDA                                                    46,009          43,941        118,528           167,805
------------------------------------------------          ------          ------        -------           -------

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GERMAN GAAP
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:



The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with German GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below.


                                                    Three months ended September 30,    Nine months ended September 30,
                                                   --------------------------------------------------------------------
                                                         2003             2002            2003             2002
                                                         ----             ----            ----             ----
Consolidated net income (loss) as defined
  in the indenture:

    Net income (loss) as reported in the
      consolidated statements of operations            (2,455)            583          (23,528)           (179)

    Profit attributable to minority interests            (249)           (414)            (709)           (808)

    Income from equity method investees not
      received as a cash distribution                       0               0                0               0
                                                         ----            ----             ----            ----

Consolidated net income (loss) as defined              (2,704)            169          (24,237)           (987)
  in the indenture

Additions to / deductions from consolidated net income:

    Income tax expense                                  5,137           6,806           20,667          20,816

    Consolidated interest expense
       Interest expense as reported in the
         consolidated statements operations            15,689          15,764           46,566          48,344

    Depreciation expense                                8,925           9,750           26,012          34,860

    Amortization of software                            1,055             764            2,792           2,374

    Amortization of goodwill and tradename             16,792          16,752           50,351          50,246

    Noncash charges                                         0               0            8,654               0
---------------------------------------------          ------          ------        -------           -------
EBITDA                                                 44,894          50,005          130,805         155,653
---------------------------------------------          ------          ------        -------           -------